OVERPLAY

2023 REPORT

Share Report

Dear investors,

2023 was an absolutey whirlwind for Overplay -- in the best possible way! We brought on some amazing new investors including the gaming fund, Everyrealm, and The Adobe Fund for Design, and we were the only gaming company featured at Adobe Max, THE creator conference. We wrapped a round of funding and with that were able to launch our beta, and bring on key hires like data analysts and product managers. We also began conversations with some major potential partners. We hit all the milestones that we set for ourselves and have been able to set up for a new year that we believe will reach all of our goals.

We need your help!

2024 will be a HUGE year for Overplay as we continue to launch new features and make the app as fun and user friendly as possible! With that, we would love to speak with creators and brands who would be open to testing their content on Overplay and introducing their audiences to games that they made. We also want to have great people as investors and part of our community, so please share Overplay with your friends!

Sincerely,

Daniel Projansky

Co-founder & CEO

How did we do this year?

REPORT CARD

A+

☺ The Good	☹ The Bad
We launched the Overplay beta app -- both the game maker and game player for iOS and Android and have made significant updates	We had to let go a few underperformers from our team and find replacements.
We brought on key hires to the product and management team	There were some delays in announcing our Adobe Express add-on.
We partnered with Adobe and have cultivated partnerships that will produce fruit in the coming year	We had to delay launching a few new features because of other unexpected priorities.

2023 At a Glance

January 1 to December 31


$$$$

$0
Revenue



-$1,445,375
Net Loss


IOU!

$103,190 +58%
Short Term Debt



$1,843,153
Raised in 2023



$225,000
Cash on Hand
As of 02/15/24

INCOME BALANCE NARRATIVE


Revenues
Profit
$0
$0


-$1,731,248
-$1,445,375
2022
2023

Net Margin: 0% Gross Margin: 0% Return on Assets: -173% Earnings per Share: -$0.15 Revenue per Employee: $0

Cash to Assets: 55% Revenue to Receivables: ~ Debt Ratio: 574%

Overplay_Financials_and_Audit_Report_2023_and_2022__1_.pdf

We ❤ Our 1,054 Investors

Thank You For Believing In Us

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Jaxey Lewis

Thank You!

From the Overplay Team



Daniel Projansky

Co-founder & CEO

Emmy-nominated & BAFTA award-winning interactive creator. Created apps with 25M+ downloads & games



Caroline Strzalka

Co-founder & COO

2x founder & former Citigroup investment banker ($8.7B Kraft & $300M GameStop IPOs). Former

for Playstation, Xbox, & Nintendo. Former VP Interactive Production ...

Scholastic VP & Director at Sesame Workshop. Secured partnerships...



Facundo Mounes

Head of Games

Game monetization expert. Former Lead Game Designer at Jam City, overseeing games with 1M+ DAU. Designed/produced...



Thomas Vu

Advisor & Investor

Investor, Emmy-award winning producer & franchise builder. Head of Creative & Franchise Development + R&D at Riot...



David Strickland

Technical Advisor

30+ years as Tech Executive. CTO at Press Sports. Former VP of Tech at Peloton. Scaled tech teams from 0 to 40 people....

Details

The Board of Directors

Director	Occupation	Joined
Daniel Projansky	CEO @ Overplay	2017

Officers

Officer	Title	Joined
Caroline Stzralka	COO	2021
Daniel Projansky	CEO	2017

Voting Power

Holder	Securities Held	Voting Power
Caroline Strzalka	2,625,000 Common Stock	27.0%
Daniel Projansky	5,250,000 Common Stock	53.9%

Past Equity Fundraises

Date	Amount	Security	Exemption
12/2018	$10,000		Section 4(a)(2)
12/2019	$60,000		Other
12/2020	$65,000		Other
01/2021	$150,000	Safe	Section 4(a)(2)
06/2021	$1,350,000	Safe	Section 4(a)(2)
09/2022	$125,000	Safe	Section 4(a)(2)
12/2022	$80,000		Other
12/2022	$47,000		Other
01/2023	$26,000		Other
03/2023	$75,000		506(c)
09/2023	$733,000	Safe	Section 4(a)(2)
10/2023	$959,153		4(a)(6)
11/2023	$50,000	Safe	Section 4(a)(2)
02/2024	$1,277,500	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Daniel Projansky	12/31/2018	$10,000	$0	3.0%		Yes
Daniel Projansky	12/31/2019	$60,000	$0	3.0%		
Daniel Projansky	12/31/2020	$65,000	$71,027	3.0%		Yes
Caroline Strzalka	12/02/2022	$80,000	$0	3.0%		Yes
Daniel Projansky	12/02/2022	$47,000	$15,505	3.0%		Yes
Daniel Projansky	01/31/2023	$26,000	$0	3.0%		

Related Party Transactions

$32,500 of the SAFEs raised in 2023 were issued to related parties of founders Dan Projansky and Caroline Strzalka. $7,500 was from Dan Projansky's father Arnold Projansky, and $25,000 from Caroline Strzalka's father John Strzalka.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	9,739,280	Yes

Warrants: 0
Options: 0

Form C Risks:

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Our planned product launch could be delayed as a result. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We can provide no assurance that potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in revenue reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against potential competitors.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

The Company is an early stage company incorporated in 2017. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new technologies and rapidly evolving markets. These risks include the Company's substantial dependence on consumer acceptance of a new technological product, our need to conduct product development, and our need to expand our sales and support organizations, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, consumer sentiments and competition. The Company believes that the estimates prepared by them as to capital and personnel required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business and thd development of a new technology.

To generate revenues we must attract users of Overplay in the marketplace. Potential players and content creators must be aware we exist and be able to find us. We need to demonstrate how our platform can be useful to them. That could require us to devote more resources to marketing efforts, including advertising and other expenses, to build public awareness of our brand. Even with an enhanced marketing effort, there is no guarantee that we will be able to attract a large number of users to download our app and in turn, convert them into users. Any number of conditions could affect the success of our marketing efforts, including a poorly executed campaign, the failure to build a compelling product, or an inability to keep up with new technologies, which could have a negative impact on user experience with our website and adversely affect our results of operations and future growth.

The company has not yet authorized the preferred stock that investors in this SAFE may receive upon conversion.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make

a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should

or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Overplay Games, Inc.

Delaware Corporation
Organized August 2017
2 employees
124 Allen St
Apt 5C
New York NY 10002 https://overplay.com/

Business Description

Refer to the Overplay profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Overplay is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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